Consent of Independent Auditor

We hereby consent to the use in this registration statement on Form 40-F of Kirkland Lake Gold Ltd. of our report dated March 3, 2016 relating to the consolidated financial statements of Newmarket Gold Inc. for the year-ended December 31, 2015, which appears in such registration statement.

(Signed) “PricewaterhouseCoopers LLP”
Chartered Professional Accountants
Vancouver, BC
August 4, 2017